  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 – 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

August 12, 2025

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on August 12, 2025, a copy of which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On August 12, 2025, the Company entered an agreement to retain IR Agency to provide investor relations services, and support the Company’s communications with existing and prospective shareholders, the investment community, and stakeholders (the “Agreement”).

Item 5.1: Full Description of Material Change

Pursuant to the agreement, which began August 14, 2025, for a term of one month, IR Agency will undertake activities including communicating information about the Company to the financial community, creating Company profiles, media distribution, and building a digital community, all in compliance with applicable laws. In consideration for these services, the Agency will receive a fee of USD $140,000, paid strictly on a fee-for-service basis, consistent with TSX Venture Exchange Policy 3.4 and in proportion to the Company’s operational scope and financial resources.

The Agency, located in Newark, New Jersey, with Rafael Pereira as the principal, is arm’s-length to the Company and neither the Agency nor its principals hold an equity interest in the Company’s securities, either directly or indirectly, or the right to acquire any equity interest.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover
President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

August 21, 2025